Exhibit 2

AUDIOCODES LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
FOR USE AT THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON DECEMBER 5, 2006

        The undersigned shareholder of AudioCodes Ltd. (the “Company”) hereby appoints SHABTAI ADLERSBERG, or if unable to attend, NACHUM FALEK, or if unable to attend, ITAMAR ROSEN, the true and lawful attorney, agent and proxy of the undersigned, with full power of substitution, to vote as described below all of the shares of the Company that the undersigned is entitled to vote at the Annual General Meeting of Shareholders of the Company to be held at the principal executive offices of the Company, 1 Hayarden Street, Airport City Lod 70151, Israel, on Tuesday, December 5, 2006, at 11:00 a.m. (local time), and at any adjournment thereof.

        This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made this proxy will be voted FOR Items 1, 2, 3, 4, 5 and 6.

1.	TO REELECT SHABTAI ADLERSBERG AS A CLASS III DIRECTOR

FOR	WITHHELD

2.	TO REELECT DORON NEVO AS AN OUTSIDE DIRECTOR

FOR	WITHHELD

3.	TO ELECT KAREN SARID AS AN OUTSIDE DIRECTOR

FOR	WITHHELD

4.	TO AUTHORIZE THE CHAIRMAN OF THE BOARD TO SERVE AS CHIEF EXECUTIVE OFFICER OF THE COMPANY

FOR	AGAINST	ABSTAIN

5.	TO RATIFY THE APPOINTMENT OF THE COMPANY’S INDEPENDENT AUDITORS FOR 2006 AND TO AUTHORIZE THE COMPENSATION OF THE AUDITORS

FOR	AGAINST	ABSTAIN

6.	TO APPROVE THE GRANT OF OPTIONS TO PURCHASE ORDINARY SHARES OF THE COMPANY TO DORON NEVO AND KAREN SARID

FOR	AGAINST	ABSTAIN

        The undersigned hereby acknowledges receipt of the Notice of the Annual General Meeting of Shareholders and the Proxy Statement accompanying such Notice, revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned’s shares and hereby ratifies and confirms all that said proxies, their substitutes, or any of them, may lawfully do by virtue thereof.

SIGNATURE(S) _________________________________________ SIGNATURE(S) _________________________________________ DATE _________________________________________________
Please mark, date and sign exactly as name(s) appear(s) on this proxy and return this proxy card promptly using the enclosed envelope. If the signer is a corporation, please sign full corporate name by duly authorized officer. Executives, administrators, trustees, etc. should state full title or capacity. Joint owners should each sign.